Exhibit 99.1

July 28, 2022

MKS Instruments and Atotech Receive China Antitrust Clearance for Pending Acquisition of Atotech

ANDOVER, Mass. and BERLIN, Germany – July 28, 2022 – (GLOBE NEWSWIRE) – MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”), a global provider of technologies that enable advanced processes and improve productivity, and Atotech Limited (NYSE: ATC) (“Atotech”), a leading process chemicals technology company and a market leader in advanced electroplating solutions, today announced that they have received unconditional merger approval from China’s State Administration for Market Regulation for MKS’ pending acquisition of Atotech. The transaction has now received all required regulatory clearances.

The acquisition, which is to be effected by means of a scheme of arrangement under the laws of the Bailiwick of Jersey (the “Scheme”), is anticipated to close on August 17, 2022, subject to obtaining the required sanction by the Royal Court of Jersey and the satisfaction of customary closing conditions. Ordinary shares of Atotech will be de-listed from The New York Stock Exchange in connection with the closing, and the last day of trading in such shares is expected to be August 16, 2022.

A hearing of the Royal Court of Jersey to sanction the Scheme has been scheduled to be held on August 15, 2022, at 10:00 a.m. (London Time) at Royal Court House, Royal Square, St Helier, Jersey, JE1 1JG. An updated expected timetable of principal events relating to the transaction is set out below.

“We are pleased to have met all necessary regulatory conditions required to complete the acquisition of Atotech,” said John T.C. Lee, President and CEO of MKS. “We look forward to being able to offer a comprehensive portfolio of capabilities in lasers, optics, motion and process chemistry to drive faster, better solutions and innovations for customers in advanced electronics.”

As previously announced on July 1, 2021, MKS entered into a definitive agreement with Atotech (the “Implementation Agreement”) pursuant to which MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech ordinary share. At the time of the announcement, the equity value of the transaction was approximately $5.1 billion and the enterprise value of the transaction was approximately $6.5 billion.

As previously announced by Atotech, on November 3, 2021, the transaction was approved by Atotech shareholders at a meeting convened pursuant to an order of the Royal Court of Jersey and a special resolution to implement the transaction was passed by Atotech shareholders at a general meeting.

Expected timetable of principal events

Capitalized terms not defined in this announcement shall have the meaning given in the scheme document published by Atotech on September 28, 2021.

Event	Expected time / date

Court Sanction Hearing	August 15, 2022

Last day of dealings in, and for registration of transfers of, Atotech Shares	D-1 Business Days

Scheme Record Time	5.00 p.m. (Eastern Time) /10.00 p.m. (London Time) on D-1 Business Day

Effective Date of the Scheme	August 17, 2022 “D”(1)

Date for despatch of cheques/settlement for cash consideration (including any cash entitlement in respect of fractional shares) due under the Scheme	D(2)

Listing of, and commencement of dealings in, New MKS Shares on Nasdaq	by 9.30 a.m. (Eastern Time) / 2.30 p.m. (London Time) on D+1 Business Day(3)

New MKS Shares credited by the Transfer Agent to Cede & Co., as nominee for DTC (in respect of Atotech Shares held in book-entry form through DTC)	D+1 Business Day(3)

New MKS Shares credited by the Transfer Agent in book-entry form on its books or through DRS if the Scheme Shareholder is DRS-eligible (in respect of Atotech Shares held in certificated or book-entry form on books of the Transfer Agent)

D+1 Business Day(3)

Dispatch of statements of entitlement to New MKS Shares held through DRS (in respect of Atotech Shares held in certificated or book-entry form on books of the Transfer Agent)	D+1 Business Day(3)

Cancellation of listing of Atotech Shares on the NYSE	D+11 Business Day

Long Stop Date	September 30, 2022(4)

(1)	The Scheme will become effective pursuant to its terms upon the Court Order being delivered to the Registrar of Companies.
(2)

The Cash Consideration shall be settled in accordance with the terms of the Scheme on or as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

(3)

The Share Consideration shall be settled in accordance with the terms of the Scheme as soon as reasonably practicable following the Effective Date (and in any event no later than 2 Business Days following the Effective Date).

(4)	In accordance with the terms of the Implementation Agreement, as amended, the Long Stop Date is September 30, 2022.

About MKS Instruments

MKS Instruments, Inc. is a global provider of instruments, systems, subsystems and process control solutions that measure, monitor, deliver, analyze, power and control critical parameters of advanced manufacturing processes to improve process performance and productivity for our customers. Our products are derived from our core competencies in pressure measurement and control, flow measurement and control, gas and vapor delivery, gas composition analysis, electronic control technology, reactive gas generation and delivery, power generation and delivery, vacuum technology, temperature sensing, lasers, photonics, optics, precision motion control, vibration control and laser-based manufacturing systems solutions. We also provide services relating to the maintenance and repair of our products, installation services and training. We primarily serve the semiconductor, advanced electronics and specialty industrial markets. Additional information can be found at www.mks.com.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, has over 4,000 employees in more than 40 countries, with manufacturing operations across Europe, the Americas, and Asia. In 2021, the company generated revenues of $1.5 billion. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 8,000 customers worldwide. For more information about Atotech, please visit us at www.atotech.com.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding the proposed transaction between MKS and Atotech (the “transaction”), the expected timetable for completing the transaction, future financial and operating results and metrics for the combined company, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about MKS management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ability of the parties to complete the transaction; manufacturing and sourcing risks, including the impact and duration of supply chain disruptions, component shortages and price increases, and changes in global demand and the impact of the COVID-19 pandemic with respect to such disruptions, shortages and price increases; the terms of MKS’ existing term loan, the terms and availability of financing for the transaction, the substantial indebtedness MKS expects to incur in connection with the transaction and the need to generate sufficient cash flows to service and repay such debt; MKS’ entry into Atotech’s chemicals technology business, in which MKS does not have experience and which may expose it to significant additional liabilities; the risk of litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the transaction materially and adversely affects the respective businesses and operations of MKS and Atotech; restrictions during the pendency of the transaction that impact MKS’ or Atotech’s ability to pursue certain business opportunities or other strategic transactions; the ability of MKS to realize the anticipated synergies, cost savings and other benefits of the transaction, including the risk that the anticipated benefits from the transaction may not be realized within the expected time period or at all; competition from larger or more established companies in the companies’ respective markets; MKS’ ability to successfully grow Atotech’s business; potential adverse reactions or changes to business relationships resulting from the pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments, including changing conditions affecting the markets in which MKS and Atotech operate, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets and fluctuations in sales to MKS’ and Atotech’s existing and prospective customers; the challenges, risks and costs involved with integrating the operations of the companies MKS acquires; the ability of MKS to anticipate and meet customer demand; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Atotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and any subsequent Reports on Form 6-K, each as filed with the U.S. Securities and Exchange Commission (the “SEC”). Additional risk factors may be identified from time to time in future filings with the SEC. MKS and Atotech are under no obligation to, and expressly disclaim any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this press release.

Additional Information and Where to Find It

Shareholders may obtain a free copy of the scheme document and other documents MKS or Atotech file with the SEC (when available) through the website maintained by the SEC at www.sec.gov. MKS and Atotech will also make available free of charge on their respective investor relations websites at https://investor.mksinst.com or https://investors.atotech.com, respectively, copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the Implementation Agreement, which contains the terms and conditions of the proposed transaction.

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Atotech Contact:

Susanne Richter

Communications Director

+49 30 349 85 418

Email: press@atotech.com

MKS Contacts:

Investor Relations:

David Ryzhik

Vice President, Investor Relations

Telephone: (978) 557-5180

Email: david.ryzhik@mksinst.com

Press Relations:

Bill Casey

Senior Director, Marketing Communications

Telephone: (630) 995-6384

Email: bill.casey@mksinst.com

Tom Davies / Jeremy Fielding

Kekst CNC

Emails: tom.davies@kekstcnc.com / jeremy.fielding@kekstcnc.com

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